UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-39301

Lion Group Holding Ltd.

not Applicable
(Translation of registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Unit A-C, 33/F

Tower A, Billion Center

1 Wang Kwong Road

Kowloon Bay
Hong Kong
(Address of principal executive office)

Registrant’s phone number, including area code

+(852) 2820-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into a Material Agreement

On April 13, 2021, Lion Financial Group Limited, a wholly owned subsidiary of Lion Group Holding Ltd. (the “Company”) entered into a share purchase agreement (the “Share Purchase Agreement”) with Mr. Jian Wang (the “Seller”), a majority shareholder and director of the Company, in a single transaction, to acquire the whole of the issued share capital of Lion Fintech Group Limited. At closing, Lion Fintech Group Limited will become a wholly owned subsidiary of the Company. The acquisition closed on April 13, 2021, with Lion Financial Group Limited paying US$1.00 to Mr. Jian Wang.

About Lion Fintech Group Limited

Lion Fintech Group Limited holds 70% voting rights and economic interest in Royal Lion Investment Limited, a company incorporated in the Cayman Islands, which holds 100% interest in Royal Lion Middle East DMCC which is licensed to carry out proprietary trading in crypto-commodities.

The foregoing description of the Share Purchase Agreement is qualified in its entirety by reference to the full text of the form thereof, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Purchase Agreement dated April 13, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2021	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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